[redacted]

15025236

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2015
19 REGISTRATIONS BRANCH

...URITI ... ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrow Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5180 Park Avenue, Suite 120
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N. Smith 901-531-1701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2015
19 REGISTRATIONS BRANCH

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

m 3/25/15

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aacon Capital Inc., as of ______________, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Tennessee
County of Shelby
Subscribed and sworn to (or affirmed) before me on this 12th day of March, 2015 by David S. Wolfe proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Karen J Mansel
Notary Public

Signature

Chairman
Title

KAREN J. MANSEL
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 10-21-2017

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AARON CAPITAL, INC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
AARON CAPITAL, INC.

We have audited the accompanying statement of financial condition of AARON CAPITAL, INC. (the "Company") as of December 31, 2014, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of AARON CAPITAL, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AARON CAPITAL, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of AARON CAPITAL, INC.'s financial statements. The supplemental information is the responsibility of AARON CAPITAL, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 12, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

AARON CAPITAL, INC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	6,533
Deposit with clearing organization		16,157
Acoount receivable		2,379
Prepaid expenses		13,000
Property and equipment, net		3,867
Other assets		2,500
Total assets	$	44,436

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,805
Total liabilities		5,805

Stockholders' equity

Common stock, no par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding		253,044
Additional paid-in capital		214,739
Accumlated deficits		(429,152)
Total stockholder's equity		38,631
Total liabilities and stockholder's equity	$	44,436

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC
Statement of Opreations
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 963,117
Total revenues	963,117
Expenses	
Commission expense	833,806
Communication and data processing	2,911
Occupancy expense	14,335
Other operating expense	142,797
Total expenses	993,849
Net income (loss) before income tax provision	(30,732)
Income tax provision	800
Net income (loss)	$ (31,532)

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

	Common Stock	Additional paid-in capital	Accumlated deficits	Total
Balance at December 31, 2013	$ 253,044	$ 152,615	$ (397,620)	$ 8,039
Capital contributions	-	62,124	-	$ 62,124
Net income (loss)	-	-	(31,532)	$ (31,532)
Balance at December 31, 2014	$ 253,044	$ 214,739	$ (429,152)	$ 38,631

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:			
Net income (loss)		$	(31,532)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in :			
Receivable from clearing organizations	5,433		
Deposit with clearing organization	9,947		
Account receivable	2,511		
Prepaid expenses	(2,000)		
(Decrease) increase in :			
Accounts payable and accrued expenses	(45,190)		
Total adjustments			(29,299)
Net cash provided by (used in) operating activities			(60,831)
Cash flow from investing activities:			
Purchases of property, plan & equipment	(625)		
Net cash provided by (used in) investing activities			(625)
Cash flow from financing activities:			
Proceeds from additional paid-in capital	62,124		
Net cash provided by (used in) financing activities			62,124
Net increase (decrease) in cash			668
Cash at December 31, 2013			5,865
Cash at December 31, 2014		$	6,533

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

AARON CAPITAL, INC. (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including broker or dealer retailing OTC corporate and debt securities; underwriting or selling group participant on a best efforts basis; mutual fund retailer; U.S. government securities; selling variable life insurance or annuities; and private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2014 was $16,156.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer	$	12,903	5
Equipment		8,262	5
Total cost of property and equipment		21,165	
Less: accumulated depreciation		(17,299)	
Property and equipment, net	$	3,866	

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	-
State		800
Total income tax expense (benefit)	$	800

Note 4: INCOME TAXES (Continued)

The Company has available at December 31, 2014, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $24,065. The net operating losses begin to expire in the year 2027. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 5: OCCUPANCY

The Company was involved in short-term operating agreements for two office spaces in San Diego, and Tennessee. Occupancy expense was $14,335 for the year ended December 31, 2014. The Company received seven and one-half months of rent waived by its related entity. As of December 31, 2014 The Company has terminated its rent agreement for the San Diego space.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were events which took place that would have a material impact on its financial statements.

The Company also decided to change its product offerings subsequent to year end. The Company will no longer offer OTC stock and bonds services and closed its account with its clearing organization. The Company will focus on its Mergers & Acquisitions and Private Placement services moving forward.

Note 7: NET CAPITAL ISSUES

During the year ended December 31, 2014, the Company has not been net capital deficient.

Note 8: RELATED PARTY TRANSACTIONS

The Company rents office space in Tennessee from PPM Inc ("PPM") which is controlled by the sole shareholder of the Company. The Company paid $7,036 in occupancy expense to PPM and an additional $7,040 in reimbursements for expenses incurred on the Company's behalf. PPM also waived eight months of rent for the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: RECENTLY ISSUED ACCOUBTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward, Exists (July 2014).	After 12/15/14
2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).*	After 12/15/14
2014-09	*Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).*	After 12/15/17

2014-15	*Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $16,885 which was $11,885 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,805) to net capital was 0.34 to 1.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no material difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 16,885
Adjustments:		
Accumulated deficit	$ 2,000	
Non-allowable assets	(2,000)	
Total adjustments		-
Net capital per audited statements		$ 16,885

AARON CAPITAL, INC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Common stock	$ 253,044	
Additional paid-in capital	214,739	
Accumlated deficits	(429,152)	
Total stockholder's equity		$ 38,631
Less: Non-allowable assets		
Accounts receivable	(2,379)	
Prepaid expense	(13,000)	
Property and equipment, net	(3,867)	
Other assets	(2,500)	
Total non-allowable assets		(21,746)
Net capital before haircuts		16,885
Total haircuts & undue concentration		-
Net Capital		16,885
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 387	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 11,885
Ratio of aggregate indebtedness to net capital	0.34:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

AARON CAPITAL, INC.
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to AARON CAPITAL, INC. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

AARON CAPITAL, INC.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to AARON CAPITAL, INC. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

AARON CAPITAL, INC.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) AARON CAPITAL, INC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AARON CAPITAL, INC. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) AARON CAPITAL, INC. stated that AARON CAPITAL, INC. meets the identified exemption provisions from June 1, 2014 through December 31, 2014 without exception. AARON CAPITAL, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AARON CAPITAL, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 12, 2015

Aaron Capital, Inc.

Member FINRA, SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Aaron Capital, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Aaron Capital, Inc.

By:

David S. Wolfe, Chairman

2/23/15
(Date)

5180 Park Avenue, Suite 120 Memphis, TN 38119
(901) 213-2030 office (901) 213-2040 fax

AARON CAPITAL, INC.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
AARON CAPITAL, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by AARON CAPITAL, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating AARON CAPITAL, INC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AARON CAPITAL, INC.'s management is responsible for AARON CAPITAL, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by AARON CAPITAL, INC. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 12, 2014

AARON CAPITAL, INC.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
Total assessment	$	2,610
SIPC-6 general assessment		-
Interest on late payment		(202)
SIPC-7 general assessment Payment made on March 04, 2015		(2,048)
Total assessment balance **(overpayment carried forward)**	$	-